04015097

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR - 1 2004 WASH. D.C. 158 SECTION

SEC FILE NUMBER
8- 51372

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CMI Capital Market Investment, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS. (Do not use P.O. Box No.)

460 Park Avenue
(No and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas C. Elliott (212) 593-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinick Sanders Leventhal and Co., LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 16th Floor (Address) New York (City) NY (State) 10018-7010 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas C. Elliott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CMI Capital Market Investment LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Member

Title

Notary Public

ROBERT A. KAISER, JR.
NOTARY PUBLIC, State of New York
No. 01KA7140815
Qualified in New York County
Commission Expires October 31, 2006.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CMI CAPITAL MARKET INVESTMENT, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003

WSL WEINICK SANDERS LEVENTHAL & CO., LLP

CMI CAPITAL MARKET INVESTMENT, LLC

DECEMBER 31, 2003

INDEX

WSL WEINICK SANDERS LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

EXHIBIT A

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Members
CMI Capital Market Investment, LLC

We have audited the accompanying statements of financial condition of CMI Capital Market Investment, LLC as at December 31, 2003 and 2002, and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMI Capital Market Investment, LLC as at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accepted accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule H is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinick Sanders Leventhal & Co., LLP

New York, N. Y.
February 11, 2004

EXHIBIT B

CMI CAPITAL MARKET INVESTMENT, LLC

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2003	December 31, 2002
Current assets:		
Cash	$260,265	$257,323
Investments in marketable securities	2,835	-
Receivable from clearing broker	-	175,877
Other receivables	14,873	72,905
Prepaid expenses and other current assets	19,095	45,800
Total current assets	297,068	551,905
Property and equipment, net of accumulated depreciation of $39,561 and $27,657 in 2003 and 2002, respectively	29,873	38,857
Other assets:		
Deferred charges - organization costs, net of accumulated amortization of $2,000 and $1,933 in 2003 and 2002, respectively	-	67
Deposits	13,446	12,377
Total other assets	13,446	12,444
Total assets	$340,387	$603,206

LIABILITIES AND MEMBERS' EQUITY

	2003	2002
Current liabilities:		
Accrued expenses and other liabilities	$113,082	$144,603
Due to clearing broker	366	-
Income taxes payable	6,500	6,325
Total current liabilities	119,948	150,928
Commitments	-	-
Members' equity	220,439	452,278
Total liabilities and members' equity	$340,387	$603,206

The accompanying notes are an integral part of these financial statements.

CMI CAPITAL MARKET INVESTMENT, LLC

STATEMENTS OF INCOME

	For the Year Ended December 2003	2002 (*)
Revenues:		
Commission income and fees	$1,506,645	$1,825,861
Less: Commissions and clearing expense	624,108	874,164
Net commission income	882,537	951,697
Operating expenses:		
Salaries and fringe benefits	150,327	186,906
Research	66,665	60,454
Selling	85,840	89,229
Rent and utilities	105,116	101,690
Regulatory and agency fees	18,658	21,401
Professional fees	192,199	60,912
Insurance	17,144	3,235
General office	85,402	82,568
Charitable contributions	400	1,000
Depreciation and amortization	12,664	12,178
Total operating expenses	734,415	619,573
Income from operations	148,122	332,124
Interest income - net	3,370	4,878
Loss on abandonment of equipment	(345)	-
Unrealized gain on investment	2,835	-
Income before provision for income taxes	153,982	337,002
Provision for income taxes	10,900	14,700
Net income	$ 143,082	$ 322,302

(*) reclassified for comparability

The accompanying notes are an integral part of these financial statements.

CMI CAPITAL MARKET INVESTMENT, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31,

	For the Year Ended December 31,	
	2003	2002
Balance at beginning of year	$452,278	$606,579
Members' contributions	50,000	-
Members' withdrawals	(424,921)	(476,603)
Net income for the year	143,082	322,302
Balance at end of year	$220,439	$452,278

The accompanying notes are an integral part of these financial statements.

CMI CAPITAL MARKET INVESTMENT, LLC

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2003	2002
Cash flows from operating activities:		
Net income	$143,082	$322,302
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	12,664	12,178
Unrealized gain on marketable securities	(2,835)	
Loss on abandonment of equipment	345	
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:		
Investment in marketable securities	-	(110,250)
Receivable from clearing broker	175,877	77,211
Other receivables	58,032	(72,905)
Prepaid expenses and other current assets	26,705	(20,841)
Deposits	(1,069)	-
Accrued expenses and other current liabilities	(31,521)	75,923
Due to clearing broker	366	-
Income taxes payable	175	(8,095)
Total adjustments	238,739	(46,779)
Net cash provided by operating activities	381,821	275,523
Cash flows used in investing activities:		
Purchase of property and equipment	(3,958)	(4,534)
Cash flows from financing activities:		
Members' contributions	50,000	-
Members' withdrawals	(424,921)	(343,603)
Net cash used in financing activities	(374,921)	(343,603)
Net increase (decrease) in cash	2,942	(72,614)
Cash and cash equivalents at beginning of year	257,323	329,937
Cash and cash equivalents at end of year	$260,265	$257,323
Supplemental Disclosures of Cash Flows Information:		
Cash paid during the year for:		
Interest	$ -	$ 161
Taxes	$ 8,363	$ 21,307
Schedule of Noncash Investing and Financing Activity:		
Distribution of securities to members	$ -	$133,000

The accompanying notes are an integral part of these financial statements.

CMI CAPITAL MARKET INVESTMENT, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

(a) Description of Business:

CMI CAPITAL Market Investment, LLC (the Company) was formed as a limited liability company on March 2, 1998.

The Company conducts its business as an investment banking firm and is registered with the National Association of Security Dealers. The Company has offices in New York, Boston and Palm Beach.

(b) Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(c) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(d) Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades. The Company clears from it's operations on a fully disclosed basis.

(e) Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(f) Property and Equipment:

Property and equipment are being depreciated using the straight-line method over the estimated useful lives of the assets.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. (Continued)

(g) Income Taxes:

The Company is treated as a partnership for federal income tax purposes. The Company however, is responsible for State and local taxes on income, which may vary depending on where commission income is generated.

(h) Deferred Charges:

Deferred charges consist of organization costs which are being amortized on a straight-line basis over a period of sixty months. The organization costs were fully amortized after amortization of $67 in 2003, as at December 31, 2003.

(i) Investment in Marketable Securities:

Marketable securities are classified as trading securities and are recorded at fair value with the change in fair value during the year included in earnings.

NOTE 2 - DEPOSIT ACCOUNT.

The Company is required to keep a minimum balance of $100,000 on deposit with its clearing broker, the amount being equal to the minimum capital the Company is required to maintain under Rule 15c3-1 of the Securities and Exchange Commission.

The funds are deposited in a money market fund. As of December 31, 2003, the fund balance was $110,337. The current annual yield on these funds is .20%.

NOTE 3 - INVESTMENT IN MARKETABLE SECURITIES.

The Company invested in the common stock of the Nasdaq Stock Market, Inc. ("Nasdaq") through a private placement offered to the members of the National Association of Securities Dealers, Inc. (the "NASD").

The Company had previously recognized an unrealized loss for its entire investment of $3,300. As at December 31, 2003, there existed a limited market for the stock and the Company has therefore recognized an unrealized gain of $2,835 for the year ended December 31, 2003.

NOTE 4 - PROPERTY AND EQUIPMENT.

Property and equipment consists of:

	December 31, 2003	December 31, 2002
Furniture and fixtures	$23,551	$23,551
Equipment	45,883	42,963
	69,434	66,514
Less: Accumulated depreciation	39,561	27,657
	$29,873	$38,857

NOTE 5 - COMMITMENTS.

The Company entered into various lease commitments for office space, the longest of which expires October 31, 2004. Future minimum annual rent under these leases are $78,269 at December 31, 2003.

Rent expense amounted to $101,033 and $105,815, for the years ended December 31, 2003 and 2002, respectively. The Company sublet some of its space on a month-to-month basis during those years; such income was $9,346 for 2003 and $8,991 for 2002.

NOTE 6 - CONTINGENCY.

The Company acted as a broker for the sale of certain leases in Puerto Rico. The Company together with its clients, the purchasers, have commenced an action against the sellers, maintaining that they were fraudulent in the description and transfer of the leases. The Company may be contingently liable under the terms of this transaction subject to the outcome of this action. Such liability is not presently determinable.

NOTE 7 - NET CAPITAL REQUIREMENTS.

The Company is subject to the securities and exchange commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At

WSL WEINICK SANDERS LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

EXHIBIT G

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
CMI Capital Market Investment, LLC

In planning and performing our audit of the financial statements of CMI Capital Market Investment, LLC for the year ended December 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by CMI CAPITAL Market Investment, LLC that we considered relevant to the objectives stated in rule 17a-5(g),(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Weinick Sanders Leventhal & Co., LLP

New York, N. Y.
February 11, 2004

CMI CAPITAL MARKET INVESTMENT, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2003

Net capital:		
Members' equity		$220,439
Deduct:		
Non-allowable assets	$ 77,287	
Haircuts	1,149	
		78,436
Net capital		142,003
Less: Minimum capital required		100,000
Excess net capital		$ 42,003
Aggregate indebtedness		$119,582
Percentage of aggregate indebtedness to net capital		84%

A reconciliation is not included since there are no material differences from the Company's computation of net capital per the amended focus report.